December 15th, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C. 20545

Dear Mr. Vaughn,

The following are our responses to the comments received from your office prepared by Tara L. Harkins and David Burton regarding APC Group, Inc. dated September 28, 2009:

Comment #1 –	Form 10KSB for Fiscal year ended November 30, 2008

Item 8A(T) Controls and Procedures, Page 26

Evaluation of Disclosure Controls and Procedures, Page 26

“We note your disclosure that the company’s CEO and CFO have concluded that your disclosure controls and procedures were not effective because material weaknesses in internal controls over financial reporting were identified in the areas of material non-routine transactions and limitations on segregation of duties.  Please revise your future filings including any amendment to this filing to disclose when these material weaknesses were identified, by whom they were identified and when the material weaknesses first began.  Additionally, if the material weaknesses have been remediated, revise future filings to disclose any changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.”

Response:

The reason the Company stated that there were material weaknesses in internal over financial reporting is because the Company’s CEO and CFO are the same person.  However, the Company has always employed an independent financial consultant to review the Company’s books and aid the Company in compiling and preparing financial statements for the Company’s management review and approval prior to delivering same to our independent auditor before reporting to the SEC.  The Company has now retained a financial advisor to aid the Company in expanded internal financial control procedures and to aid the Company in interviewing candidates for the Company’s Chief Financial Officer.

The Company is also in the process of filling vacancies on the board of directors with independent directors for the establishment of independent financial control committees (audit and compensation).  The Company expects to have in place these prior to filing of the November 30, 2009 SEC Form 10KSB with audited financial statements.

Page Two
SEC Comment Response
September 26, 2009

Comment #2 –	Management’s Report on Internal Control over Financial Reporting, Page 26

“We note your disclosure here related to management’s report on internal control over financial reporting as of November 30, 2008.  However, we do not see where you have made a clear and definite statement as to whether you internal control over financial reporting was effective or not effective as of November 30, 2008.  Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of November 30, 2008.  Refer to Item 308T(a)(3) of Regulation S-K.”

Response:

As previously stated in response to Comment 1 above, the Company is currently expanding its internal control procedures. However, because of an independence review of the financial statements by our financial consultant, review and approval by the Company’s management and independent SEC auditor verification of the Company’s financial data, the Company believes that the financial condition of the Company is accurate as reported.  The Company will review the November 30, 2008 SEC Form 10KSB and supporting data under the new expanded internal control procedures and will amend the November 30, 2008 SEC Form 10KSB accordingly to report the effectiveness of the Company’s internal control reporting as of November 30, 2008. Management concludes there was not effectiveness to our internal control over financial reporting as of November 30, 2008.

Comment #3

“We note your disclosures here regarding several material weaknesses in your internal control over financial reporting “such that there is a reasonable possibility that a material misstatement of your annual or interim financial statements will not be prevented or detected on a timely basis.”  Please tell us and revise future filings as appropriate, including any amendments to this filing, to discuss how you have compensated for these material weaknesses in order to ensure that the financial statements presented in this Form 10K-SB are free from material misstatement.”

Response:

As previously stated in responses to Comments #1 and #2, the Company had independent review and verification of all its quarterly and audited financial statements and the supporting data thereto and is currently not aware of any misstatements in its previous financial reporting.  As also previously stated the Company is expanding its financial internal control procedures and will review previous filings.

Comment #4

“Further to the above, please revise this report in future filings, including any amendment to this filing, to also include the disclosure required by Item 308(a)(4) of Regulation S-K.  In this regard, the last paragraph in this section is partially in error since all of the information preceding it represents “a report of management’s assessment regarding internal control over financial reporting.”

Page Three
SEC Comment Response
September 26, 2009

Response:

The Company will in its subsequent filings be certain that they are in compliance with Item 308(a)(4) of Regulation S-K for its financial disclosure in the future.

Comment #5 –	Form 10Q for the quarterly period ended May 31, 2009
Note 7 Stock Options, Page 6

“We note that you have issued stock options and other equity instruments to non-employees during the six months ended May 31, 2008.  Revise your note in future filings to disclose your accounting policy for equity instruments issued to non-employees.  Refer to 718-10 and 505-50 and FASB Accounting Standard Codification.”

Response:

The Company will in its future filings disclose its accounting policy for any equity instruments for non-employees per 718-10 and 505-50 and FASB Accounting Standard Codification.

Comment #6

“Further to the above, we note that you utilized the Black Scholes Option pricing model to determine the fair value of your options issued.  Please revise future filings to explain how you determined the assumptions utilized in this models including the volatility, risk free interest rate, expected life, etc.  Refer to guidance in 718-10-50-2 of the FASB Accounting Standard Codification.”

Response:

Note 7 of the financial statements for the quarter ended August 31, 2009 has been amended to the following to reflect the quantifiable assumptions used in making the calculations:

On May 14, 2009, we entered into a consulting agreement with Pinnacle Consulting Group, Inc. In accordance with the terms and provisions of the consulting agreement: (i) we shall issue to Pinnacle Consulting Group, Inc. 200,000 options to purchase up to 100,000 of our restricted common stock at $0.25 per share and 100,000 of our restricted common stock at $0.50 per share; and (ii) Pinnacle Consulting Group, Inc. shall perform investor relation and financial public relation services as mutually agreed upon. Compensation cost for the 200,000 options issued to Pinnacle Consulting Group, Inc. for consulting services amounted to $16,947, recognized in the financial statements for the six months ended August 31, 2009. The weighted average fair value of the options issued was $0.08. Variables used in the Black Scholes option pricing model includes (i) 0.54% risk-free interest rate based on rate of 1 year US Government securities on the grant date of the options (ii) expected life of fifty five months  (iii) expected volatility of 597% based on historical stock prices from inception to May 12, 2009 and (iv) zero expected dividends.

Upon receipt of a comment free status on the above disclosure statements we will proceed forward in filing the amended Form 10K for the period ended November 30, 2008.

Page Four
SEC Comment Response
September 26, 2009

Comment #7 –	Item 2. Management’s Discussion and Analysis, Page 9
Liquidity and Capital Resources, Page 11

“Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change.  Refer to Item 303(a) of Regulation S-K and Release 33-8350.”

Response:

The Company in future filings will discuss material changes in the underlying drivers for working capital changes.

Additional Comment:

“In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Response:    See attached letter per request.

The Company is in the process of making the changes in its internal control procedures and financial disclosure as outlined above and the Company will make revisions to any previous filing that may be required by the SEC and/or the Company’s subsequent review of those filings with new control procedures in place.

Sincerely,

APC Group, Inc.

Kenneth S. Forster
Chief Executive Officer

cc:           Tara L. Harkins – SEC Reviewing Accountant
 David Burton – SEC Staff Accountant